UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 21, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

July 21, 2010

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Adjustment of Conversion Price and Floor Price of Conversion Price of

Eleventh Series Class XI Preferred Stock

Mizuho Financial Group, Inc. hereby announces that the Conversion Price and Floor Price of the Conversion Price of Eleventh Series Class XI Preferred Stock have been adjusted as follows, pursuant to the adjustment method of Conversion Price prescribed by the terms and conditions of the Preferred Stock, due to the issuance of our common stock by way of Public Offering on July 21, 2010.

1.	Conversion Price after Adjustment:	286.20 yen

	(Conversion Price before Adjustment:	303.50 yen	)

2.	Floor Price of the Conversion Price after Adjustment:			286.20 yen

	(Floor Price of the Conversion Price before Adjustment:			303.50 yen	)

3.	Effective date: From July 22, 2010

Reference

•	Number of Eleventh Series Class XI Preferred Stock outstanding: 492,781,000 shares

(as of June 30, 2010, excluding treasury stock)

Contact:	Mizuho Financial Group, Inc.,
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to Adjustment of Conversion Price and Floor Price of the Conversion Price of Eleventh Series Class XI Preferred Stock and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.